CONSENT OF EXPERT
The undersigned does hereby consent to:
(1)the use of the written disclosure derived from the report entitled "Las Chispas Operation Technical Report", dated September 5, 2023, with an effective date of July 19, 2023 (the "Technical Report") in the Annual Information Form for the year ended December 31, 2023 ("AIF") of SilverCrest Metals Inc. (the "Company"), and the Company's Management's Discussion and Analysis for the year ended December 31, 2023 (the "MD&A") being filed as an exhibits to the Company's Form 40-F Annual Report for the fiscal year ended December 31, 2023, and any amendments thereto (the "40-F"), being filed with the United States Securities and Exchange Commission; and
(2)the use of our name in connection with reference to our involvement in the preparation of the Technical Report, and to references of the Technical Report and our name, in the AIF, the MD&A and the 40-F.

ENTECH MINING LTD.

By:    /s/ Patrick Langlais
Patrick Langlais, P.Eng., Senior Mine Engineer
March 11, 2024